  Exhibit 99.1

Silver Elephant Plans to Announce Minago Nickel Project Mineral Resource Estimate in June For Nickel Spinout

Vancouver, British Columbia, May 17, 2021 – Silver Elephant Mining Corp. (“Silver Elephant” or “the Company”) (TSX:ELEF, OTCQX:SILEF, Frankfurt:1P2N) announces that the Company and its wholly owned Canadian subsidiary Flying Nickel Mining Corp. (“Flying Nickel”) have commissioned an independent Mineral Resource Estimate (“MRE”) in accordance with National Instrument 43-101 Standards of Disclosure for Mineral Projects ("NI 43-101") for the Minago nickel project (“Minago”) located in Manitoba, Canada.

The MRE will be prepared in collaboration between Mercator Geological Services Limited (“Mercator”), AGP Mining Consultants (“AGP”) and Stantec and is expected to be completed in June, 2021 to support the proposed Flying Nickel spin-out.

The Silver Elephant acquired Minago in February 2021 (refer to news release dated February 9th, 2021).

About the Minago Project

Minago spans over 197 km2. and is located in the Thompson Nickel Belt (TNB) in Manitoba, which is the fifth-largest nickel-bearing geological belt in the world. There has been over 5 billion pounds of nickel production at TNB since 1958. Manitoba Provincial Highway 6 and a high-voltage (230 kV) transmission line both transect the Minago project. Vale currently mines and produces nickel concentrates in Thompson at the heart of the TNB, 270 km northeast of the project. Their nickel concentrates are shipped by rail to its Sudbury smelter for further processing.

To date, past investments of over $35 million has been invested at Minago with over 74,000 meters of historic exploration drilling, with drill result highlights as follows:

Hole No	From (m)	To (m)	Int (m)	Ni%
V-10-11	161.5	353.2	191.7	0.51
V-10-16	176.0	320.3	144.3	0.85
V-08-06	537.7	676.7	139.0	0.73
V-08-06	132.2	265.3	133.1	0.62
V-10-15	109.5	228.0	118.5	0.82
V-08-04B	361.7	471.0	109.2	0.76
N-05-01	143.7	251.0	107.3	0.80
MXB-71-94	177.4	282.2	104.9	0.73
V-10-26	269.2	358.8	89.5	0.86
NM-06-02	293.3	364.2	70.9	1.21

Hole No	From (m)	To (m)	Int (m)	Ni%
N-05-01	325.3	391.2	65.9	1.08
V-10-18	351.0	409.1	58.1	1.67
B-12A-89	322.2	372.5	50.3	1.23
V-08-01	452.2	490.6	38.4	1.51

Reported widths are core-interval widths and not true widths. True widths have not determined. Drilling was conducted by previous operators from 2010 and earlier. Minago is considered as a non-material asset to the Company.

In 2011, an Environmental Impact Statement (EIS) submitted by the previous operator was approved by the Manitoba government for a 10,000-tonnes-per-day open-pit operation at Minago. The Company is studying which of these permits are still in good standing and is undertaking to update the EIS as necessary in 2021.

Qualified Person

The technical contents of this news release have been prepared under the supervision of Danniel Oosterman, VP Exploration. Mr. Oosterman is not independent of the Company in that he is employed by it. Mr. Oosterman is a qualified person (“QP”) as defined by the guidelines in NI 43-101.

About Silver Elephant

Silver Elephant Mining Corp. is a premier silver mining and exploration company.

Further information on Silver Elephant can be found at www.silverelef.com.

SILVER ELEPHANT MINING CORP.

ON BEHALF OF THE BOARD

“John Lee”

Executive Chairman

For more information about Silver Elephant, please contact Investor Relations:

+1.604.569.3661 ext. 101
ir@silverelef.com www.silverelef.com

Neither the Toronto Stock Exchange nor its Regulation Services Provider (as that term is defined in the policies of the Toronto Stock Exchange) accepts responsibility for the adequacy or accuracy of this release.

Cautionary Note Regarding Forward-Looking Statements

Certain statements contained in this news release, including statements which may contain words such as “expects”, “anticipates”, “intends”, “plans”, “believes”, “estimates”, or similar expressions, and statements related to matters which are not historical facts are forward-looking information within the meaning of applicable securities laws. Such forward-looking statements, which reflect management’s expectations regarding Company’s future growth, results of operations, performance, and business prospects and opportunities, are based on certain factors and assumptions and involve known and unknown risks and uncertainties which may cause the actual results, performance, or achievements to be materially different from future results, performance, or achievements expressed or implied by such forward-looking statements.

These factors should be considered carefully, and readers should not place undue reliance on the Company’s forward-looking statements. The Company believes that the expectations reflected in the forward-looking statements contained in this news release and the documents incorporated by reference herein are reasonable, but no assurance can be given that these expectations will prove to be correct. In addition, although the Company has attempted to identify important factors that could cause actual actions, events, or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events, or results not to be as anticipated, estimated, or intended. The Company undertakes no obligation to publicly release any future revisions to forward-looking statements to reflect events or circumstances after the date of this news or to reflect the occurrence of unanticipated events, except as expressly required by law.